SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation Into English from the Original Previously Issued in Portuguese)

Tele Sudeste Celular Participações S.A. and Subsidiaries

Quarterly Information for the Six-month Period Ended June 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of

Tele Sudeste Celular Participações S.A. and Subsidiaries

Rio de Janeiro - RJ

1.      We have made a special review of the accompanying quarterly information - ITR, of Tele Sudeste Celular Participações S.A. and subsidiaries (individual and consolidated) for the quarter ended June 30, 2004, prepared under the responsibility of the Companies' Management, in accordance with accounting practices adopted in Brazil, which includes the balance sheets (individual and consolidated) and the related statement of income and the related comments.

2.      Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Accountants, together with the Federal Accounting Council, and comprised, mainly, of: (a) inquiries of and discussions with the Companies' Management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.      Based on our special review, we are not aware of any significant change that should be made to the information contained referred to above for it to be in conformity with accounting practices adopted in Brazil, and with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of such mandatory quarterly information.

4.      We reviewded the balance sheet (individual and consolidated), as of March 31, 2004, and the statement of income (individual and consolidated), for the three-month period and semester ended June 30, 2004, presented for comparative purposes, were reviewed by us, and ours report on special review dated April 19, 2004 and July 17, 2003, respectively, were unqualified.

5.      The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 19, 2004

DELOITTE TOUCHE TOHMATSU Auditores Independentes CRC-SP 011609/O-S-RJ	José Domingos do Prado Accountant CRC nº. 1SP185087/O-0 S/RJ

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004
(In thousands of Brazilian reais)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

ASSETS
	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	8.460	8.578	337.916	462.748
Accounts receivable, net	-	-	394.103	323.415
Interest on capital and dividends	51.954	51.768	-	-
Inventories	-	-	90.213	53.668
Recoverable and deferred taxes	1.691	1.839	334.085	308.289
Hedge operations	-	-	3.633	1.350
Prepaid expenses	-	-	50.296	63.856
Other assets	899	680	87.785	64.549
	------------	------------	------------	------------
	63.004	62.865	1.298.031	1.277.875
	------------	------------	------------	------------
NONCURRENT ASSETS:
Tax incentives	530	530	1.479	1.479
Recoverable and deferred taxes	47.766	46.426	192.077	200.105
Hedge operations	-	-	7.518	7.340
Prepaid expenses	-	-	14.433	13.427
Other assets	-	-	5.755	5.337
	------------	------------	------------	------------
	48.296	46.956	221.262	227.688
	------------	------------	------------	------------
PERMANENT ASSETS:
Investments	1.916.964	1.891.665	409	409
Property, plant and equipment	646	753	1.221.034	1.304.155
Deferred	-	-	547	506
	------------	------------	------------	------------
	1.917.610	1.892.418	1.221.990	1.305.070
	------------	------------	------------	------------
Total assets	2.028.910	2.002.239	2.741.283	2.810.633
	========	========	========	========

The accompanying notes are an integral part of these balance sheets.

LIABILITIES AND SHAREHOLDERS' EQUITY
	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CURRENT LIABILITIES:
Payroll and related charges	289	327	21.830	19.348
Suppliers and accounts payable	4.560	4.237	396.207	422.832
Taxes, other than taxes on income	68	65	37.647	32.185
Loans and financing	-	-	87.521	160.951
Employee profit sharing and dividends	48.592	48.651	50.536	50.603
Reserve for contingencies	-	-	57.633	54.445
Hedge operations	-	-	2.363	12.824
Other liabilities	8.537	7.631	39.098	38.536
	------------	------------	------------	------------
	62.046	60.911	692.835	791.724
	------------	------------	------------	------------
LONG-TERM LIABILITIES:
Loans and financing	-	-	52.319	53.510
Reserve for contingencies	-	-	28.287	23.146
Hedge operations	-	-	-	-
Other liabilities	131	131	1.089	1.056
	------------	------------	------------	------------
	131	131	81.715	77.712
	------------	------------	------------	------------
SHAREHOLDERS' EQUITY:
Capital stock	891.460	891.460	891.460	891.460
Capital reserves	206.934	206.934	206.934	206.934
Income reserves	167.837	167.837	167.837	167.837
Retained earnings	700.502	674.966	700.502	674.966
	------------	------------	------------	------------
	1.966.733	1.941.197	1.966.733	1.941.197
	------------	------------	------------	------------
Total liabilities and shareholders' equity	2.028.910	2.002.239	2.741.283	2.810.633
	========	========	========	========

The accompanying notes are an integral part of these balance sheets.

STATEMENTS OF INCOME
FOR THE SEMESTER ENDEND JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais, except for earnings per thousand shares)
(Convenience Translation into English from the Original Previously Issued in Portuguese)

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GROSS OPERATING REVENUE	-	-	1.256.880	1.254.243
	----------	----------	------------	------------
Deductions from gross revenue	-	-	(339.158)	(314.638)
	----------	----------	------------	------------
NET OPERATING REVENUE	-	-	917.722	939.605
	----------	----------	------------	------------
Cost of services and sales	-	-	(492.426)	(521.574)
	----------	----------	------------	------------
Gross profit	-	-	425.296	418.031
	----------	----------	------------	------------
OPERATING INCOME (EXPENSES):
Selling	-	-	(224.178)	(183.223)
General and administrative	(2.152)	(5.947)	(98.135)	(115.123)
Equity pick-up	63.459	54.512	-	-
Other, net	(31)	(15)	(9.256)	(11.711)
	----------	----------	------------	------------
INCOME FROM OPERATIONS BEFORE FINANCIAL
INCOME (EXPENSES), NET	61.276	48.550	93.727	107.974
	----------	----------	------------	------------
Financial income (expenses), net	3.489	5.821	5.827	(24.666)
	----------	----------	------------	------------
INCOME FROM OPERATIONS	64.765	54.371	99.554	83.308
	----------	----------	------------	------------
Nonoperating expenses, net	-	-	(116)	(252)
	----------	----------	------------	------------
INCOME BEFORE INCOME TAXES	64.765	54.371	99.438	83.056
	----------	----------	------------	------------
Income tax and social contribution	(1.395)	26	(36.068)	(28.906)
	----------	----------	----------	----------
NET INCOME	63.370	54.397	63.370	54.150
	=======	=======	======	======
SHARES OUTSTANDING AT THE BALANCE DATE - IN THOUSANDS	449.009.994	432.598.218
	==========	==========
EARNINGS PER THOUSAND SHARES OUTSTANDING - R$	0,14113	0,12574
	======	======

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF JUNE 30, 2004 AND 2003

(Amounts in thousands of Brazilian reais, unless otherwise indicated)

1.      OPERATIONS

Tele Sudeste Celular Participações S.A. is a publicly traded Company held by Brasilcel N.V. (51.61% of total capital), Sudestecel Participações S.A. (24.27% of total capital), and Tagilo Participações Ltda. (10.80% of total capital) as of June 30, 2004. Sudestecel Participações S.A. and Tagilo Participações S.A. are wholly-owned subsidiaries of Brasilcel N.V.

Brasilcel N.V. is held by Telefónica Móviles S.A. (50.00% of total capital), PT Móveis Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital) and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

Tele Sudeste Celular Participações S.A ("Tele Sudeste" or the "Company") holds 100% of the capital of Telerj Celular S.A. ("Telerj") and Telest Celular S.A. ("Telest"), and the companies are providers of cellular telecommunication services in the States of Rio de Janeiro and Espírito Santo, respectively, and are also engaged in activities required or useful for the performance of these services, in conformity with concessions and authorizations granted to them.

The authorizations granted to the subsidiaries Telerj and Telest are effective until November 30, 2005 and November 30, 2008, respectively, and are later renewable, for one more period, for a 15 year term, being these renewals payable in the future.

On July 6, 2003 Telerj and Telest implemented the Operator Selection Code (CSP) that allows the customer to choose the long distance and international services operator, according to SMP rules. The subsidiaries do not collect the VC2 and VC3 revenues anymore, although they began to charge for the interconnection revenue for the use of their network on these calls.

The subsidiaries' activities, including services that they may provide, are regulated by Agência Nacional de Telecomunicações - ANATEL, the regulatory authority for the Brazilian telecommunications industry, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2.      PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In the consolidated financial statements, all inter-company balances and transactions were eliminated.

The financial statements as of March 31, 2004 and June 30, 2003 were, when necessary, reclassified for better comparability.

3.      PRINCIPAL ACCOUNTING PRACTICES

The quarterly information ("ITRs") are presented in thousand of Reais and were prepared in accordance with accounting practices adopted in Brazil and complementary standards issue by Comissão dos Valores Mobiliários ("CVM"), that do not require the record of the inflation effects after January 1, 1996.

The accounting practices applied by the Company and its subsidiaries in the preparation of the quarterly report ended in March 31, 2004 are consistent with those applied to the December 31, 2003 financial statements, and should be read together with those financial statements.

4.      CASH AND CASH EQUIVALENTS

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2003	March 31, 2003

Banks	483	282	12,527	4,799
Temporary cash investments	7,977	8,296	325,389	457,949
Total	8,460	8,578	337,916	462,748

Temporary cash investments refer mainly to fixed-income operations indexed to CDI's variation (Interbank Deposit Certificates).

5.      ACCOUNTS RECEIVABLE, NET

	Consolidated
	June 30, 2004	March 31, 2004

Unbilled services	78,876	79,217
Billed services	107,360	101,949
Interconnection	112,087	88,206
Receivables from products sold	137,505	92,291
Allowance for doubtful accounts	(41,725)	(38,248)
Total	394,103	323,415

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2004	2003

Beginning balance	31,685	31,867
Supplementary provision on 1rst quarter	11,462	9,750
Write-offs	(4,899)	(7,692)
Balance as of March 31,2004	38,248	33,925
Supplementary provision on 2nd quarter	8,329	8,777
Write-offs	(4,852)	(7,120)
Balance as of June 30, 2004	41,725	35,582

6.      INVENTORIES

	Consolidated
	June 30, 2004	March 31, 2004

Cellular handsets	120,035	81,630
Other	2,543	4,364
Provision for obsolescence	(32,365)	(32,326)
Total	90,213	53,668

7.      RECOVERABLE AND DEFERRED TAXES

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Recoverable income tax and social contribution	47,491	46,151	153,485	144,261
Withholding income tax	1,097	1,208	2,815	3,684
Recoverable ICMS (state VAT)	-	-	62,970	59,084
PIS/COFINS and other recoverable taxes	594	631	29,751	18,417
Total of ICMS on deferred sales	-	-	8,006	5,631
Recoverable taxes	49,182	47,990	257,027	231,077
Deferred income tax and social contribution	__275	275	269,135	277,317
Total	49,457	48,265	526,162	508,394
Current	1,691	1,839	334,085	308,289
Noncurrent	47,766	46,426	192,077	200,105

The main components of deferred income and social contribution tax assets are as follows:

	Consolidated
	June 30, 2004	March 31, 2004

Tax credits from corporate restructuring	120,979	144,665
Provision-
For obsolescence	11,004	10,991
For contingencies	29,213	26,381
Allowance for doubtful accounts	14,186	13,004
Accrual for rewards program	7,746	7,470
Tax losses and negative basis carryforwards	58,455	45,542
Accelerated depreciation	19,766	18,710
Subsidy on handset sales	(8,533)	(2,879)
Other	16,319	13,433
Total	269,135	277,317
Current	146,333	124,148
Noncurrent	122,802	153,169

The deferred tax credits were recognized on the assumption of future realization, as follows:

a)      Tax losses and negative basis carryforwards from Telerj will be compensated on a 30% limit of the tax basis for upcoming years. Telerj, in accordance with the assumption of future projected results, estimates to compensate taxes losses until 3 years.

b)      Tax credits from corporate restructuring - represented by the balance of goodwill net of the equity maintenance reserve (see Note 28); the realization of these tax credits occurs in the same proportion as the amortization of goodwill in the subsidiaries. Studies by external consultants used in the restructuring process support the recovery of the amount in five years.

c)      Temporary differences: The realization will occur by payment of provisions, the effective loss on allowance for doubtful accounts or provision for obsolescence.

Technical studies approved by the management indicate the full recovery of the amounts recognized by the subsidiaries within the time frames established by the CVM Instruction 371. Based on these studies, the expected period for the realization of these assets is as follows:

June 30, 2004

2004	82,232
2005	128,201
2006	58,702
Total	269,135

The Instruction also establishes that periodic studies must be carried out to support the recorded amounts.

8.      PREPAID EXPENSES

	Consolidated
	June 30, 2004	March 31, 2004

Fistel fee
	36,054	45,573
Rents
	9,030	9,077
Advertising
	9,691	13,066
Employees benefits
	1,878	1,300
Others
	8,076	8,267
Total	64,729	77,283
Current	50,296	63,856
Non current	14,433	13,427

9.      OTHER ASSETS

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Judicial deposits	-	-	12,303	10,437
Employees advance	-	-	3,385	3,305
Credits with suppliers	-	-	12,031	10,159
Related parties credits	861	619	30,095	28,355
Subsidy on handset sales	-	-	25,097	8,469
Other assets	38	61	10,629	9,161
Total	899	680	93,540	69,886
Current	899	680	87,785	64,549
Long-term	-	-	5,755	5,337

10.  INVESTMENTS

a)      Investments in Subsidiaries

Subsidiaries	Ownership Interest	Total of common shares	Shareholders' equity as of June 30, 2004	Net income as of June 30, 2004

Telerj Celular S.A.	100%	30,449,109	1,629,916	39,097
Telest Celular S.A.	100%	2,038,856	287,048	24,361

b)      Composition and Changes

The Company's investments are comprised of shares in the subsidiaries' capital.

Description	Telerj Celular S.A.	Telest Celular S.A.	Total

Balance as of December 31, 2003	1,590,819	262,687	1,853,505
Income from equity pick-up	39,097	24,361	63,459
Balance as of June 30, 2004	1,629,916	287,048	1,916,964

11.  PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Annual Depreciation rates - %	June 30, 2004			March 31, 2004
		Cost	Accumulated depreciation	Net book Value	Net book value

Transmission equipment	14.29	1,440,293	(1,023,541)	416,752	432,512
Switching equipment	14.29	706,985	(465,592)	241,393	261,077
Infrastructure	5.00 - 20.00	345,362	(175,543)	169,819	164,441
Software rights	20.00	263,879	(143,582)	120,297	134,527
Buildings	4.00	59,979	(9,743)	50,236	62,518
Terminal equipment	66.67	152,681	(115,744)	36,937	35,099
Other	0 - 20.00	144,400	(75,818)	68,582	73,609
Land	-	4,353	-	4,353	4,353
Construction in progress	-	112,665	______-	112,665	136,019
Total		3,230,597	(2,009,563)	1,221,034	1,304,155

The Company adopts the accounting practice of capitalization of financial expenses on loans used for financing the construction in progress when the net indebteness average balance is higher than the cash and banks equivalents.

12.  SUPPLIERS AND ACCOUNTS PAYABLE

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Suppliers	3,796	3,558	189,663	197,843
Interconnection and interlink	-	-	39,098	26,699
SMP values to repass	-	-	80,253	59,228
Technical assistance (See note 29.b)	-	-	76,212	130,082
Other	__764	679	10,981	8,980
Total	4,560	4,237	396,207	422,832

SMP values to repass, refers to VC2 and VC3 calls charged to our clients and passed on to the long distance operators.

13.  TAXES, OTHER THAN TAXES ON INCOME

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

ICMS (state VAT)	-	-	18,622	17,108
Income tax and social contribution	-	-	3,642	272
PIS/COFINS (taxes on revenue)	68	65	11,622	11,058
FISTEL fee	-	-	2,673	2,606
FUST and FUNTTEL (regulatory charges)	-	-	1,033	1,090
Other	-	-	___55	51
Total	68	65	37,647	32,185

14.  LOANS AND FINANCING

a)    Composition of Debt

			Consolidated
PRINCIPAL	Currency	Annual charges	June 30, 2004	March 31, 2004

Financial institutions:
Citibank - OPIC	US$	3% p.a.+ Libor	38,844	36,358
Resolution no. 63 and 2770	US$	2.06% to 14.00% p.a.	71,473	74,169
Assumption of debt Res. no. 4,131 and exchange	US$	2.30% to 11.77% p.a.	11,733	73,983
Nec do Brasil S.A.	US$	7.30% p.a.	14,550	18,158
Interests and comission fees			3,240	11,793
			139,840	214,461
Current			87,521	160,951
Long-term			52,319	53,510

Loans from Citibank-OPIC refer to financing for the expansion and modernization of the cellular handset network. Loans from Nec do Brasil supplier and from Export Development Corporation refer to financing of fixed asset items.

b)    Composition of Debt

The long-term portion matures in 2005.

c)    Restrictive Covenants

The financing from Citibank - OPIC has restrictive covenants, which the main restrictions are related to the indebtedness level, EBITDA (earnings before income tax, depreciation and amortization) and financial expenses.

d)    Guarantees

Creditors	Guarantee

Citibank	Overseas Private Investment Corporation (OPIC) - guarantee only for political risk
Resolution no. 63	Promissory Notes
Assumption of Debt and Resolution no. 4.131	Promissory Notes
NEC do Brasil S.A.	Tele Sudeste Guarantee (Aval)

e)    Coverage

On June 30, 2004, Tele Sudeste had outstanding currency swap contracts with notional amount of US$76,740 (US$124,367 on March 31, 2004), for coverage of its entire foreign currency liabilities. As of that date, the Company had recorded a net gain of R$8,768 (net loss of R$4,134 on March 31, 2004) on its exchange hedge operations, represented by a balance of R$11,151 in assets, being R$7,518 in long-term assets (R$7,340 on March, 31, 2004), and R$3,633 in current assets (R$1,350 on March, 31, 2004), and by a balance of R$2,383 in liabilities, being R$20 in long-term liabilities and R$2,363 in current liabilities (R$12,824 on March 31, 2004).

15.  PROFIT SHARING

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Interest on capital	40,872	40,872	40,872	40,872
Dividends	7,720	7,779	9,664	9,731
Total	48,592	48,651	50,536	50,603

Interest on capital and dividends are presented in Note 18e.

16.  RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to a number of lawsuits, with respect to labor, tax and civil claims. The subsidiaries management, based on legal counsel's opinion, recognized provision for those of which an unfavorable outcome is considered probable.

The composition of the balance is as follows:

	Consolidated
	June 30, 2004	March 31, 2004

Labor	10,082	7,455
Civil	20,931	16,455
Tax	54,907	53,681
Total	85,920	77,591
Current	57,633	54,445
Long-term	28,287	23,146

The main tax contingencies, in which the subsidiaries are involved, are as follows:

16.1.Tax claims

16.1.1 Probable Loss

There was no new relevants taxes demands considered as a "probable" loss in this semester. The evoloution of taxes contingencies consists of the demands' monthly variation since the last fiscal year.

16.1.2 Possible Loss

There was no new relevants taxes demands considered as a "possible" loss in this semester. There was no relevant changes on the demands specified in this report since the last fiscal year.

16.2 Labor and Civil

These claims comprise several labor and civil litigations, for which provision has been set up as previously mentioned, and that is considered sufficient to cover possible losses on those lawsuits.

With respect to the claims with possible loss, the amount provided for is R$22,629 for civil claims and R$5,672 for labor claims.

17.  OTHER LIABILITIES

	Company		Consolidated
	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Advances from customers - prepaid recharge cards	-	-	2,169	3,575
Accrual for rewards program	-	-	22,781	21,971
Related parties debits	8,537	7,631	11,223	11,939
Other	_ 131	131	4,014	2,107
Total	8,668	7,762	40,187	39,592
Current	8,537	7,631	39,098	38,536
Long-term	_ 131	131	1,089	1,056

In August 2001, the subsidiaries started a rewards program, which transforms calls into points, for future exchange for cellular handsets. Points accumulated are accrued as they are obtained, considering the customer's consumption profile and the point average cost, based on handset cost. The accrual is reduced when the customer pays for the handset.

18.  SHAREHOLDERS' EQUITY

a)      Capital Stock

The capital is comprised of shares without par value, as follows:

	In Thousands
	June 30, 2004	December 31, 2003

Common shares	189,434,958	173,023,182
Preferred shares	259,575,036	259,575,036
Total	449,009,994	432,598,218

At the Ordinary/Extraordinary Stockholders' General Meeting held on March 23, 2004 the increase of capital stock by R$26,132 referring to the capitalization of the profits reserves excess relating to the capital stock as of December 31, 2003.

At the Extraordinary Meeting of the Administration Council held on March 30, 2004 the increase of capital stock by R$ 86,490 was approved, through the issuance of 16,411,776 thousand new shares, as a result of the financial realization of part of the capital reserve generated in the corporate restructuring.

b)      Special Reserve for Goodwill

This reserve represents the goodwill special reserve recognized as a result of the Company's corporate restructuring (Note 28).

c)      Legal Reserve

The legal reserve is calculated based on 5% of annual net income until this reserve reaches 20% of paid-up capital stock or 30% of capital stock plus capital reserves; thereafter, the appropriation to this reserve is not mandatory. The purpose of this reserve is to assure the integrity of capital stock and can only be used to offset losses or increase capital.

d)      Other Profit Reserves

The reserve for expansion and modernization is based on the budget prepared by management, which describes the need of resources for investment in projects for the next years, and is constituted on the retained earnings after the distribution of profits foreseen in the law and the amount of dividends prescribed.

e)      Dividends and interest on capital

Preferred shares have no voting right, except for the assumptions foreseen in the Company's by laws, but have priority in the reimbursement of capital, without premium, and are entitled to receive cash dividends 10% higher than those attributed to common shares.

Dividends are calculated in accordance with the Company's by-laws and in conformity with the Corporation Law that establishes minimum dividends of 25% of net income.

19.  NET OPERATING REVENUE

	Consolidated
	June 30, 2004	June 30, 2003

Monthly subscription charges	75,204	106,302
Usage charges	520,716	515,305
Additional charges per call	14,735	30,829
Interconnection (network usage charges)	388,821	407,909
Additional services	22,329	12,282
Other	_ __6,266	__11,761
Gross services revenue	1,028,071	1,084,388

Products sold	_ 228,809	_169,855

Gross operating revenue	1,256,880	1,254,243
Deductions from gross revenue	_339,158)	(314,638)
Net operating revenue	_ 917,722	_939,605

20.  COST OF SERVICES AND SALES

	Consolidated
	June 30, 2004	June 30, 2003

Personnel	8,695	7,807
Outside services	21,351	16,630
Network connections	28,622	42,014
Rent, insurance and building services fees	24,993	22,450
Interconnection/interlinks	28,758	84,788
Taxes	30,866	31,051
Depreciation	142,023	162,124
Products sold	206,786	153,542
Other	___332	__1,170
Total	492,426	521,574

21.  SELLING EXPENSES

	Consolidated
	June 30, 2004	June 30, 2003

Personnel	27,265	24,806
Materials	3,651	1,658
Outside services	131,865	102,538
Rent, insurance and building services fees	4,180	5,442
Taxes	164	194
Depreciation	35,649	29,464
Allowance for doubtful accounts	19,791	18,527
Other	__1,613	___594
Total	224,178	183,223

22.  GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Personnel	944	1,959	21,723	29,303
Materials	-	-	2,683	1,855
Outside services	959	3,741	40,232	53,135
Rent, insurance and building services fees	-	-	5,819	6,479
Taxes	13	32	1,218	1,112
Depreciation	215	215	25,896	22,808
Other	____21	_____-	___564	___431
Total	_2,152	_5,947	98,135	115,123

23.  OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Revenues
Fines	-	-	4,381	5,053
Recovered expenses	-	-	402	1,250
Reversal of provisions			181	1,311
Infra-structure sharing	-	-	2,198	606
Other	-	-	3,424	4,322
Total	-	-	10,586	12,542

Expenses
Provision for contingencies	-	-	(10,106)	(13,184)
Taxes (except IRPJ and CSLL)	(31)	(15)	(8,796)	(8,066)
Amortization of pre-operational expenses	-	-	(190)	(263)
Other	-	-	(750)	(2,740)
Total	(31)	(15)	(19,842)	(24,253)

Total, net	(31)	(15)	(9,256)	(11,711)

24.  FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Financial Income
Income from temporary cash investments	3,445	5,809	41,591	35,987
Monetary/exchange variations	368	334	3,769	69,179
PIS/COFINS on financial income	(292)	(270)	(5,214)	(2,771)
Hedge operations	-	-	9,131	-
Financial Expenses
Hedge operations	-	-	-	(104,114)
Monetary/exchange variations	-	-	(24,012)	(2,993)
Other financial expenses	___(32)	___(52)	(19,438)	(19,954)
Total	__3,489	__5,821	__5,827	(24,666)

25.  INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries have been recording monthly the portion of tax and social contribution on income, in accordance with the accrual basis, and pay these taxes based on monthly estimates. Deferred taxes are attributable to temporary differences, as per Note 7. The composition of income tax and social contribution expense is as follow:

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Income tax	(363)	-	(7,935)	(3,318)
Social contribution	(131)	-	(2,797)	(1,136)
Deferred income tax	(862)	19	(18,912)	(17,933)
Deferred social contribution	(39)	___7	(6,424)	(6,519)
Total	(1,395)	___26	(36,068)	(28,906)

The following is a reconciliation of the reported expense of taxes on income, and the amounts calculated based on the combined official rate of 34%:

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Income before taxes	64,765	54,371	99,438	83,056
Tax expense at the combined official rate	(22,020)	(18,486)	(33,809)	(28,239)

Additions:	___(951)	___(22)	(2,449)	__(814)
Nondeductible fines	-	-	(29)	-
Other additions	(951)	(22)	(2,420)	-

Exclusions:	_21,576	_18,534	___190	___147
Equity pick-up	21,576	18,534	-	-
Other exclusions	______-	______-	___190	_____-
Tax expense per statement of income	_(1,395)	_____26	(36,068)	(28,906)

26.  FINANCIAL INSTRUMENTS AND MANAGEMENT RISK (CONSOLIDATED)

a)      Risks considerations

The subsidiaries Telerj and Telest provide cellular communication services in the States of Rio de Janeiro and Espírito Santo under concessions from the Federal Government. Both of them are also engaged in activities of purchasing and distribution of cellular handsets through their own distribution network in order to increase their business operations.

The main market risks to which Telerj and Telest are exposed in their activities are:

•        Credit Risk: originates from the difficulties in which these companies have in collecting the service charges for services rendered to their clients, including the sales of cellular handsets to the distribution networks.

•        Interest Rate Risk: originates from a portion of the debt and the derivatives premium contracted at floating rates, and involves the risk of financial expenses increasing by unfavorable movement in interest rates (mainly Libor).

•        Exchange Rate Risk: originates from the debt and the derivatives contracted in foreign currency and are related to potential losses on unfavorable fluctuations in exchange rates.

Since their creation Telerj and Telest have taken a pro-active position in the management of sundry risks, through initiative, operating procedures and general policy that allow reduction in the inherent risks of the activities.

Credit Risk

The credit risk related to telecommunication services rendered, is minimized by the control performed on costumer's basis and management of indebtedness by clear policy for concession of billed cellular handset. The subsidiaries has 71.08% of its client basis participating on prepaid service, which requires prepaid handset cards and does not represent credit risk. Customers' indebtedness represented 1.04% of gross revenue as of June 30, 2004 (1.46% as of June 30, 2003).

The credit risk related to cellular handsets sales is managed by a conservative policy for credit concession, through modern management methods, which involve the "credit scoring", technical application, balance sheet analysis and commercial data base consultation as well as the automatic control for sales authorization integrated into the distribution system. Network distribution's indebtedness represented about 2.88% of cellular handsets sales during the second quarter of 2004 (1.84% as of June 30, 2003).

The Company is also exposed to the credit risk related to its temporary cash investments and accounts receivable from swap operations. The Company has a position of diversifying this exposure among major financial institutions.

Interest Rate Risk

The Company is exposed to local interest rates risk, due to the fact that the liability position of the derivatives operations with exchange rate is associated with the cost of "Certificados de Depósitos Interbancários - CDI". However, the amounts of temporary cash investments, also associated with CDI, annul this effect.

Loans contracted in foreign currency present the same risk of increase in interest rates associated with the loans. The principal amount of these operations is R$66,114, as of June 30,2004 (R$108,308 as of March 31, 2004).

The Company has not carried-out derivative operations to cover these risks.

Exchange Rate Risk

Telerj has carried out derivative operations in order to hedge its foreign currency loans from exchange rate variation. The related instruments used are "swaps".

The table below shows the Company's net exposure to exchange rate as of June 30, 2004:

US$

Loans and financing	(45,001)
Other liabilities	(31,725)
"Hedge" instruments	_76,740
Net exposure	____ 14

b)      Derivative operations

The Company and its subsidiaries record gains and losses on derivative contracts as "Financial Income " or " Financial Expense".

The table below shows an estimate of the book and market values of loans and financing and foreign currency liabilities, as well as derivative operations:

	Book value	Market value	Unrealized gain (loss)

Other liabilities	(98,585)	(98,585)	-
Loans and financing	(139,840)	(145,236)	(5,396)
Derivative instruments - contractual amount	___8,768	_ 13,640	_ 4,872
Total	(229,657)	(230,181)	524

c)      Market Value of Financial Instruments

The market value of loans and financing, as well as "swaps", were stated based on discounted cash flows, using available interest rate projections.

The market values are calculated in a specific moment, based on available information and own evaluation methodologies, therefore the indicated estimates do not necessarily represent market realization values. The use of different assumptions may significantly affect the estimates.

27.  PENSION PLANS

The subsidiaries, together with other companies of the former Telebrás system, and its sucessors, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social - ("Sistel"), as follows:

a)      PBS A - Defined benefit plan, multi-sponsored, designed to the participants already assisted, that were in such position as of January 31, 2000.

b)      PBS Tele Sudeste Celular - Defined benefit plan that assists approximately 1% of the Company's employees.

c)      PAMA - A multi-sponsored health care plan provided to retired employees and their dependents, at shared costs

Contributions to the PBS Tele Sudeste Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the standards applicable in Brazil. The method used for cost determination is the capitalization method and the sponsor's contribution represents 13.5% of the participating employees' payroll, 12% of which is earmarked for PBS Tele Sudeste Celular Plan and 1.5 % for the PAMA Plan.

d) The Visão Celular Plan - individual defined contribution plan - Visão Celular Benefit Plan, established by SISTEL in August 2000.

The Company's matching contribution to the Visão Celular Plan is similar to those of the participants, varying from 2% to 9% of the contribution salary, according to the percentage opted for by the participant.

For the semester ended on June 30, 2004, the subsidiaries contributed the amount of R$1,302 (R$1,159 in 2003) to PBS Tele Sudeste Celular and Visão Celular Planes.

For the semester ended on June 30, 2004, the Company recognized proportionally the actuarial cost estimated for the year 2004, and R$64 was recorded related to these costs on other operational expenses.

28.  CORPORATE RESTRUCTURING

On November 30, 2000, the Company completed its corporate restructuring, according to which the goodwill recorded by the Holding Company as a result of the privatization process was transferred to the subsidiaries.

The financial statements maintained for the Companies' corporate and tax purposes include specific accounts related to transferred goodwill and reserves, and corresponding amortization, reversals and tax credits, the balances of which are as follows:

		Consolidated
BALANCE SHEET	Balances as of merger date	Balances as of December 31, 2003	Balances as of June 30, 2004

Goodwill	1,393,279	495,148	355,820
Reserves	(928,437)	(326,797)	(234,841)

Net effect equivalent to tax credit from corporate restructuring	464,842	168,351	120,979

STATEMENTS OF INCOME
Goodwill amortization		278,656	139,328
Reversal of reserve		(183,913)	(91,956)
Tax credit		(94,743)	(47,372)

Net effect on income		-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. In order to better present the financial position of the Companies in the financial statements, the net amount of R$120,979 as of June 30, 2004 (R$144,665 as of March 31, 2004), which, in essence, represents the tax credit transferred, was classified in the balance sheet in current and non-current assets as deferred taxes (see Note 7).

Tax credit from corporate restructuring is capitalized on its effective realization.

29.  TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a)      Use of Network and Long-distance (Roaming) Cellular Communication - These transactions involve the companies owned by same group: Telesp Celular S.A., Global Telecom S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telecomunicações de São Paulo S.A. - Telesp, Celular CRT S.A., Tele Centro Oeste Celular Participações S.A., Telems Celular S.A., Teleron Celular S.A., Telemat Celular S.A., Teleacre Celular S.A., Telegoiás Celular S.A. e Norte Brasil Telecom S.A.. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization. The terms of these transactions are regulated by Anatel. As from July 2003, users may select the long distance operator.

b)      Technical assistance - The technical assistance is due to Telefónica Móviles for Telecommunication services, based on a percentage applied to the net revenue for services, monetarily restated.

c)      Corporate services rendered - transferred to other subsidiaries by the effective cost incurred.

d)      Call center services rendered by Atento Brasil S.A. to users of telecommunications services of the subsidiaries Telerj and Telest, effective for 12 months, renewable for the same period.

e)      Services for implementation and maintenance of systems rendered by Telefónica Móbile Solution.

f)        Services for implementation of a facilities' security system rendered by Telefónica Engenharia.

The summary of balances and transactions with unconsolidated related parties is presented as follows:

	Company		Consolidated
STATEMENTS OF INCOME	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004

Current assets:
Accounts receivable	-	-	9,938	8,214
Dividends and interest on capital	51,954	51,768	-	-
Other assets	861	619	30,095	28,355

Liabilities:
Accounts payable and accrued expenses	(3,540)	(3,531)	(109,507)	(164,922)
Profits sharing	(32,105)	(32,105)	(32,105)	(32,105)
Other liabilities	(8,537)	(7,631)	(11,223)	(11,939)

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Equity:
Telecommunication services revenues	-	-	28,010	13,137
Other revenues	-	-	-	-
Cost of services and sales	-	-	-	(6,524)
Selling expenses	-	-	(27,856)	(22,231)
General and administrative expenses	(354)	(1,632)	(5,874)	(8,915)
Financial income (expenses) net	368	334	(6,072)	22,679

30.  INSURANCE

The Company and subsidiaries follow the policy of monitoring inherent risks on its operations. Therefore, as of June 30, 2004, the Company and subsidiaries had insurance agreements to cover operational risks, civil liabilities, health etc. The Company and subsidiaries administration understand that the insurance coverage provided is enough to cover contingent losses. The main assets, responsibilities, or interest by insurance and the respective amounts are shown below:

Classification	Covered amount (thousands)

Operating risks	R$932,250
General civil liabilities	R$5,822
Automobile (Executive vehicle fleet)	Fipe Table and R$200 for DC/DM
Automobile (Operational vehicle fleet)	R$200 for DC/DM

31.  TELEFÓNICA MÓVILES STOCK PLAN

In May, 2001, Telefónica Móviles, S.A. ("Telefónica Móviles") launched a stock option plan based on Telefónica Móviles' stock (the "Plan") that covered the employees of the Company. Pursuant to the Plan, between May 20 and July 20, 2002, Telefónica Móviles granted a total of 231,016 stock options to the Company's employees, vesting over a four-year period. The options were granted in Series A, B and C, with strike prices of 11.00 Euros, 16.50 Euros and 7.23 Euros, respectively. The total options granted to each employee consisted of 25% Series A options, 25% Series B options, and 50% Series C options. The market price of Telefónica Móviles' stock as traded at the Madrid Stock Exchange was 8.28 Euros on December 31, 2003. The Plan also gives the Company's employees the option to receive in cash, the appreciation in the market price of Telefónica Móviles' stock over the respective strike price.

In accordance with the stock option plan conditions based on Telefónica Móviles S.A. stocks (Mos Program), the employees of the Company did not comply with the basic assumption of the program, i.e. the control stock of the Company in which they are participating by Telefónica Móviles S.A. As a result, on December 31, 2003, the settlement of the existing options occurred.

The adjusted settlement amount will be calculated for 50% of total options, considering the price of Series C and the Telefónica Móviles, S.A. stocks final bid price on January 2, 2004, converted average exchange at the date of payment, which R$ 2,115 was paid in June.

In accordance with accounting practices adopted in Brazil, the Company is not required to account for any effect of the plan, therefore no effect in the financial statements of the Company was recorded.

32.  AMERICAN DEPOSITARY RECEIPTS PROGRAM ("ADRs")

On November 16, 1998, the Company started the negotiation process of ADRs on the New York Stock Exchange (NYSE), which have the following characteristics:

  Stocks: preferred.
  Each ADR represents 5,000 (fifty thousand) preferred stocks.
  The stocks are negotiated as ADRs, with "TSD" code, on the New York Stock Exchange.
  Depositary bank overseas: The Bank of New York.
  Custodian bank in Brazil: Banco Itaú S.A.

33.  RECONCILIATION BETWEEN THE COMPANY'S NET INCOME AND CONSOLIDATED NET INCOME

As of June 30, 2004 and 2003, the reconciliation between company net income and consolidated net income is as follows:

	Consolidated
	June 30, 2004	June 30, 2003

Company's net income	63,370	54,397
Telest capital reserves	-	(247)
Consolidated net income	63,370	54,159

34.  EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices followed in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.